UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fitch raises Fiat's outlook from stable to positive

SIGNATURES

Fitch raises Fiat's outlook from stable to positive

Fitch Ratings communicated today that it has changed its outlook on Fiat from “stable” to “positive”, while confirming its short and medium term ratings for the Group.

Turin, August 3, 2006

Fitch Changes Fiat's Outlook to Positive

Fitch Ratings-London/Paris/Milan-03 August 2006: Fitch Ratings has today changed Fiat SpA's ('Fiat') Outlook to Positive from Stable. Its Issuer Default rating ("IDR") and senior unsecured rating are affirmed at 'BB-' (BB minus). The Short-term rating is affirmed at 'B'. Around EUR6 billion of debt is affected by this rating action. The Outlook change is underpinned by the consistent improvement of the group's financial profile, the pick-up in Fiat Auto's market shares and earnings since late 2005 and positive expectations for the CNH and Iveco divisions.

"We believe that there is a potential for upgrade in the next one to two years provided that Fiat maintains the positive momentum demonstrated since early 2005," says Emmanuel Bulle, Director in Fitch's European Corporates group.

In H106, Fiat Auto, the group's largest division and the main growth and profit driver, confirmed the rebound in operating profits initiated in 2005. Fiat Auto posted a third consecutive quarter of positive operating margins before unusual items in Q206, reversing the trend of negative margins between FY01 and FY05. More importantly, the division generated cash in Q206. Fiat Auto's higher operating margins have been supported by the success of new products as well as the resulting rebound in market shares. Its market share in Italy has remained above 30% since end-2005, compared to 26%-29% in 2005. Its market share in Western Europe ("WE") returned to its 2002 level of 8% in April 2006 and has remained there since.

Importantly, the group has focused on design and improved its product mix by selling a higher proportion of more profitable versions and cut sales in lower-margin distribution channels like rental cars, fleets and self registrations. Fiat is also making great efforts to rebuild its distribution network and its brand strategy. Fitch cautions, however, that the already fierce competition in WE will intensify in the short term as several new models from Fiat's main competitors come to the market. Nevertheless, the agency expects the possible loss in sales momentum for the key Grande Punto to be partially compensated by the launch of new products including the next C-segment vehicle and by an increasing contribution from light commercial vehicles. Fitch will monitor market share development and new models reception. It will keep a close watch on Fiat Auto's ability to maintain the positive sales trend without resorting heavily to incentives and advertising spending, which are detrimental to margins.

The group has also benefited from its sound and consistent strategy of non-core assets disposal and selective industrial alliances to enter into new segments and countries and share development costs on new models and technologies. In particular, Fiat recently announced the creation of a joint venture in auto financing with Credit Agricole and a series of industrial alliances including the ones with Tata Motors in India to manufacture passenger vehicles, engines and transmissions. The asset disposal programme and realignment of the group's portfolio have provided cash to strengthen the balance sheet and allow Fiat to focus on core activities. After Fiat Auto, Fiat's management is also focusing its efforts on its construction and equipment division, CNH, to boost operating margins and cash-flow generation.

While free cash flows ("FCF") were enhanced by the asset disposals in 2005, underlying cash-flows from operations ("CFO") turned positive in H106 due to higher margins at Fiat Auto and in the other divisions. As adjusted by Fitch, industrial activities generated EUR3.8 billion and EUR1.8bn in CFO in FY05 and H106 respectively, and FCF before asset disposals and divestments were also positive at EUR1.1bn and EUR0.8bn respectively, compared to negative cash flows in the previous years. Positive FCF and asset disposals enabled net financial debt to decline rapidly to EUR2.3bn in H106 from EUR3.5bn at FYE05 and from more than EUR10bn at FYE04, according to Fitch's calculations. As a result, Fiat's credit ratios have significantly improved. Total debt on EBITDA (from industrial operations) improved to 2.2x in H106 (based on last 12 months figures) from 3x at FYE 05 and 8.6x at FYE04.

Contact: Emmanuel Bulle, Paris, Tel: +33 1 44 29 91 84; Elisabetta Zorzi, Milan, +39 02 87 90 87 213.

Media Relations: Jon Laycock, London, Tel: +44 20 7417 4327.

Fitch's rating definitions and the terms of use of such ratings are available on the agency's public site, www.fitchratings.com. Published ratings, criteria and methodologies are available from this site, at all times. Fitch's code of conduct, confidentiality, conflicts of interest, affiliate firewall, compliance and other relevant policies and procedures are also available from the 'Code of Conduct' section of this site.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 4, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney